UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2015

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 17, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2015	Cameco Corporation

By:

“Sean A. Quinn”
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

New Director Appointed to Cameco’s Board

Saskatoon, Saskatchewan, Canada, December 17, 2015   .   .   .   .   .   .   ..   .   .   .   .   .   .

Cameco (TSX: CCO; NYSE: CCJ) announced today that its board appointed Don Kayne as a director effective January 1, 2016 until the next annual general shareholders’ meeting where he will stand for election by the shareholders with the rest of the board.

Kayne is president and CEO of Canfor Corporation, as well as CEO of Canfor Pulp Products Inc. He has spent his entire career at Canfor and led the company’s effort to develop markets for Canadian forest products in China.

“Don’s expertise doing business in developing markets, such as China, will be very valuable to Cameco,” said board chair Neil McMillan. “He is connected to important emerging markets around the world and we look forward to welcoming him to the board.”

Kayne is a director and past chair of the Forest Products Association of Canada, Council of Forest Industries, Alberta Forest Products Association and the BC Lumber Trade Council. In 2014, he was appointed to the bi-national Softwood Lumber Board. Mr. Kayne is also chair of the Educating Girls of Rural China Foundation, a charitable organization that works to improve the lives of women in rural areas of western China by providing access to education.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190